UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On June 29, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued an announcement entitled, “Further Grant of Awards Under The 2021 RSU Scheme and The 2022 RSU Scheme; and Further Grant of Options Under The Post IPO Share Option Scheme”. A copy of the announcement is furnished as Exhibit 99.1 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Announcement dated June 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: June 30, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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